IMPERIAL METALS CORPORATION

February 6, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose a copies of:

1. Material Change Report dated January 13, 2004.

2. Form 1 – Change in Issued and Outstanding Securities for December 2003 and January 2004 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosures

dlw 2/19

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

January 13, 2004

3. Press Release

January 13, 2004 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported recent drilling has extended the high grade Northeast Zone to a length of 325 metres and a depth of 200 metres. The zone remains open for expansion.

5. Full Description of Material Change

Imperial Metals Corporation reported recent drilling has extended the high grade Northeast Zone to a length of 325 metres and a depth of 200 metres. The zone remains open for expansion.

Three of five diamond drill holes, completed in the final round of drilling in 2003, intersected significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB03 21 which intersected 208 metres grading 1.18% copper, 0.45 g/t gold and 9.05 ppm silver including 111 metres grading 1.78% copper, 0.79 g/t gold and 15.34 ppm silver.

Holes WB03 18 and WB03 20 intersected weakly mineralized alteration typical of the west fringe of the high-grade Northeast Zone.

The intervals from the recently completed drilling are provided in the following table. A drill and trench plan will be available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 17	159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	130.2				*--- no significant interval ---*			
WB03 19	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including		147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	181.1				*--- no significant interval ---*			
WB03 21	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including		26.5	-	137.5	111.0	1.78	0.79	15.34

Also, four shallow rotary holes were drilled to supply water for the diamond drilling program. Hole WW03 04 drilled about 200 metres south of WB03 21, returned some elevated copper values from chips including an interval of 3 metres from 29 to 32 metres that graded 1.5% copper and 0.61 g/t gold.

Springer Zone

The fourth hole, SD-03-04, completed in the Springer Zone returned 0.28% copper and 0.24 g/t gold over 542 metres, including 112.5 metres grading 0.47% copper and 0.29 g/t gold. This hole was drilled at a 45 degree angle from west to east. Four holes have now been completed in the Springer Zone confirming the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer pit.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD-03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
SD-03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
SD-03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
SD-03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29

Three drill rigs are now on the Mount Polley property to further expand and define the Northeast Zone and continue to test the depth extent of higher grade copper-gold mineralization in the Springer and Bell deposits.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of January, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Recent Drilling Expands the Northeast Zone and the Springer Zone at Mount Polley

Vancouver (January 13, 2004) - Imperial Metals Corporation (III-TSX) reports recent drilling has extended the high grade Northeast Zone to a length of 325 metres and a depth of 200 metres. The zone remains open for expansion.

Three of five diamond drill holes, completed in the final round of drilling in 2003, intersected significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB03 21 which intersected 208 metres grading 1.18% copper, 0.45 g/t gold and 9.05 ppm silver including 111 metres grading 1.78% copper, 0.79 g/t gold and 15.34 ppm silver.

Holes WB03 18 and WB03 20 intersected weakly mineralized alteration typical of the west fringe of the high-grade Northeast Zone.

The intervals from the recently completed drilling are provided in the following table. A drill and trench plan will be available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 17	159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	130.2				*--- no significant interval ---*			
WB03 19	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including		147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	181.1				*--- no significant interval ---*			
WB03 21	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including		26.5	-	137.5	111.0	1.78	0.79	15.34

Also, four shallow rotary holes were drilled to supply water for the diamond drilling program. Hole WW03 04 drilled about 200 metres south of WB03 21, returned some elevated copper values from chips including an interval of 3 metres from 29 to 32 metres that graded 1.5% copper and 0.61 g/t gold.

Springer Zone

The fourth hole, SD-03-04, completed in the Springer Zone returned 0.28% copper and 0.24 g/t gold over 542 metres, including 112.5 metres grading 0.47% copper and 0.29 g/t gold. This hole was drilled at a 45 degree angle from west to east. Four holes have now been completed in the Springer Zone confirming the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer pit.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD-03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
SD-03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
SD-03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
SD-03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29

/2

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Three drill rigs are now on the Mount Polley property to further expand and define the Northeast Zone and continue to test the depth extent of higher grade copper-gold mineralization in the Springer and Bell deposits.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	22,961,764	As at :	12/01/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	80,000
Other Issuances and Cancellations	2,453,000
Issued & Outstanding Closing Balance :	25,494,764

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,145,000** As at : 12/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/01/2003	N		5,000		
Filer's comment Exercise by Dale Reimer @ $0.50 per share.					
12/01/2003	N		5,000		
Filer's comment Exercise by Randy Drobot @ $0.50 per share.					
12/01/2003	N		5,000		
Filer's comment Exercise by Jack Zuke @ $0.50 per share.					
12/02/2003	N		4,000		
Filer's comment Exercise by Cari Loree @ $0.50 per share.					
12/03/2003	N		5,000		
Filer's comment Exercise by William Frye @ $0.50 per share.					
12/08/2003	N		1,000		
Filer's comment Exercise by Cari Loree @ $0.50 per share.					
12/12/2003	N		5,000		
Filer's comment Exercise by Terry Isaacs @ $0.50 per share.					
12/19/2003	N		50,000		
Filer's comment Exercise by Peter Geib @ $0.50 per share.					
Totals		0	80,000	0	0

Stock Options Outstanding Closing Balance: **1,065,000** As at : 12/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/01/2003	Private Placement	2,353,000

Filer's comment

Brokered private placement of 2,353,000 units at $4.25 per unit.

Effective Date	Transaction Type	Number of Securities
12/16/2003	Warrants	100,000

Filer's comment

Compensation warrants exercised by Bolder Investment Partners $0.36.

Totals		2,453,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	01/08/2004 18:52:20
Last Updated:	01/08/2004 15:31:17

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	25,494,764	As at :	01/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	35,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	25,529,764

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,065,000** As at : 01/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/07/2004 **Filer's comment** Exercise by Doug Johnson @ 0.50.	N		5,000		
01/07/2004 **Filer's comment** Exercise by Kelly Findlay @ 0.50.	N		10,000		
01/23/2004 **Filer's comment** Exercise by Joe Marr @ 0.50.	N		10,000		
01/23/2004 **Filer's comment** Exercise by Howard Bradley @ 0.50.	N		10,000		
Totals		0	35,000	0	0

Stock Options Outstanding Closing Balance: **1,030,000** As at : 01/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	02/04/2004 12:56:01
Last Updated:	02/04/2004 12:21:38